Exhibit 99.1

Dominion Diamond Corporation Announces Corporate Office Move to Calgary

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--November 7, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (“Dominion Diamond” or the “Company”) announces that, as part of the measures taken to reduce operating costs and support the long-term strength of the Company, the Board of Directors and the Senior Leadership Team have made the decision to relocate the Company’s corporate office from Yellowknife, Northwest Territories to Calgary, Alberta.

The move is projected to be completed by the middle of calendar year 2017. The Company expects to realize savings of approximately C$19 million annually.

Dominion Diamond remains committed to continuing its ongoing operations at the Ekati mine without interruption, including the development of the Jay Project.

The relocation of the office will impact approximately 100 employees based in the Northwest Territories. Most of the Company’s workforce, including the majority of its northern Aboriginal employees, will continue to be employed in the Northwest Territories. In addition to its workforce at the Ekati mine site, Dominion Diamond will maintain an office in Yellowknife for certain key positions.

Brendan Bell, Chief Executive Officer, stated, “Although this was not an easy decision, it is necessary to support the long-term strength and viability of our operations. The Ekati mine is a pillar of the NWT economy, and this cost reduction effort will allow us to continue to provide northern employment opportunities and benefits well into the future. I can assure our northern partners that we remain committed to the people and communities of the North and will continue to set industry standards for northern and Aboriginal employment and sustainable development.”

Forward-Looking Information

Certain information included herein that is not current or historical factual information, including information about the estimated timeline to complete the relocation of the Company’s corporate office and the expected annual cost savings to the Company constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, management’s assessment of the potential cost savings to the Company and the estimated timeframe to complete the relocation process. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the risk of delays in completing the relocation of the Company’s corporate office and the risk of the Company failing to realize on the annual cost savings as expected. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

CONTACT:
Dominion Diamond Corporation
Laura Worsley-Brown, Senior Advisor, External Relations
laura.worsley-brown@ddcorp.ca